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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of    OCTOBER       , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ THE VIDEO STORE WITH MORE. (TM) logo]


        VHQ ANNOUNCES A 7.22% INCREASE IN FIRST-QUARTER SAME-STORE SALES

  FIRST QUARTER REVENUES FOR THE PERIOD ENDING AUGUST 31, 2002 GROW BY 12.1% AS
                       COMPARED TO SAME PERIOD ENDED 2001

CALGARY, ALBERTA--Monday, October 28, 2002. VHQ Entertainment Inc. (TSX: VHQ) announced today, a 7.22% increase in same-store sales (a comparative measure of mature store sales results actually achieved by individual stores that have operated in excess of one full year) for its first quarter fiscal 2003 ended August 31, 2002. For the same period, overall revenues grew by 12.1% when compared to revenues recognized for the same period ended in the prior year.

Trevor Hillman, Chairman and CEO of VHQ Entertainment Inc., commented, "Our enhanced focus on store operations, store revenue growth and customer service has combined with the continued growth of DVD to post same-store numbers that lead the industry. We feel this strong same-store sales growth indicates that our stores are well positioned to benefit from the upcoming Christmas season, a season that this year features one of the most exciting movie lineups ever in the video home entertainment industry."

About VHQ Entertainment Inc.:

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 50 wholly owned retail stores located in secondary and underserved urban markets, each offering a large selection of diverse home entertainment products, including movies, music, games ... and more. VHQ's corporate website is located at WWW.VHQ.CA and the company's filings can be viewed at HTTP://WWW.SEDAR.COM. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".



STATEMENTS IN THIS RELEASE ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE COMPANY'S FINANCIAL CONDITION AND PROSPECTS, THE CONTINUED ACCEPTANCE OF THE COMPANY'S SERVICES, INCREASED LEVELS OF COMPETITION FOR THE COMPANY, AND DEPENDENCE ON THE PERFORMANCE OF THE MANAGEMENT OF THE COMPANY AND OTHER RISKS DETAILED IN THE COMPANY'S FILINGS WITH SECURITIES REGULATORY AUTHORITIES. WHEN USED HEREIN, THE WORDS "MAY", "WOULD", :"COULD", "WILL", "INTEND", "PLAN", "ANTICIPATE", "BELIEVE", "SEEK", "PROPOSE", "ESTIMATE", "EXPECT", AND SIMILAR EXPRESSIONS, AS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ASSUMPTIONS UNDERLYING FORWARD-LOOKING STATEMENTS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS INTENDED, PLANNED, ANTICIPATED, BELIEVED, ESTIMATED, OR EXPECTED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                                      -30-


----------------------
CONTACT:

VHQ Entertainment Inc.
Derrek Wong, CFA
Sr. Vice-President & CFO
Phone: (403) 346-8119
Fax: (403) 309-5511
drwong@vhq.ca
-------------